Exhibit 99.2

Hydro One Limited

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Toronto, Ontario

June 24, 2025

REPORT OF VOTING RESULTS

Prepared in accordance with Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the annual and special meeting of shareholders (the “Meeting”) of Hydro One Limited (the “Company”) held via a hybrid format on June 24, 2025. Each of the matters set out below is described in greater detail in the management information circular of the Company prepared in connection with the Meeting, which can be found at https://www.hydroone.com/abouthydroone/CorporateInformation/Documents/AGM-2025-MIC.pdf

1.	Amendment to the Articles of Incorporation

The special resolution authorizing an amendment to the articles of incorporation of the Company (as amended) (the articles) to reduce the minimum size of the board of directors required by the articles, as described in the management information circular, was approved.

Votes For		Votes Against
#	%	#	%
503,902,763	99.96%	185,730	0.04%

2.	Election of Directors

Each of the 9 director nominees proposed for election was elected as a director of the Company to serve until the next annual meeting of shareholders or until their respective successors are elected or appointed.

Director	Votes For		Votes Withheld
	#	%	#	%
David Hay	501,385,950	99.46%	2,703,743	0.54%
David Lebeter	503,417,062	99.87%	672,631	0.13%
Stacey Mowbray	503,181,248	99.82%	908,445	0.18%
Mitch Panciuk	502,628,702	99.71%	1,460,991	0.29%
Mark Podlasly	503,426,344	99.87%	663,349	0.13%
Helga Reidel	502,705,698	99.73%	1,383,995	0.27%
Melissa Sonberg	500,476,428	99.28%	3,613,264	0.72%
Brian Vaasjo	500,066,069	99.20%	4,023,300	0.80%
Susan Wolburgh Jenah	492,727,344	97.75%	11,361,965	2.25%

3.	Appointment of External Auditors

KPMG LLP was appointed as the Company’s external auditors for the ensuing year and the directors were authorized to fix their remuneration.

Votes For		Votes Withheld
#	%	#	%
502,020,299	99.50%	2,510,296	0.50%

4.	Advisory Resolution on Approach to Executive Compensation

The advisory resolution on the Company’s approach to executive compensation was approved.

Votes For		Votes Against
#	%	#	%
498,934,066	98.98%	5,155,627	1.02%

DATED this 24th day of June, 2025.

HYDRO ONE LIMITED

/s/ Cassidy McFarlane
Name:	Cassidy McFarlane
Title:	General Counsel

[Report of Voting Results (2025 AGM) – Hydro One Limited]